Exhibit 12.4
IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Six Months	Twelve Months Ended
	Ended	December 31,
	June 30,	(Thousands of Dollars)
	2008	2007	2006	2005	2004	2003
Earnings, as defined:
Income from continuing operations before income taxes	$51,757	$96,003	$115,452	$103,327	$60,830	$31,063
Adjust for distributed income of equity investees	7,314	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	(48)	(435)
Supplemental fixed charges and preferred dividends, as
below	39,837	74,631	67,521	65,991	67,654	69,679
Total earnings, as defined	$98,908	$176,698	$173,626	$158,948	$130,426	$98,171
Fixed charges, as defined:
Interest charges[1]	$38,508	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	3,216	1,915
Rental interest factor	426	933	1,025	1,417	1,652	1,406
Total fixed charges	$38,934	$72,879	$65,745	$64,379	$66,137	$68,134
Supplemental increment to fixed charges[2]	903	1,752	1,776	1,612	1,517	1,545
Supplemental fixed charges	39,837	74,631	67,521	65,991	67,654	69,679
Preferred dividends requirements	-	-	-	-	-	-
Total combined supplemental	$39,837	$74,631	$67,521	$65,991	$67,654	$69,679
Supplemental ratio of earnings to combined fixed charges
and preferred dividends	2.48 x	2.37 x	2.57 x	2.41 x	1.93 x	1.41 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.